Exhibit 107

FILING FEE TABLE

SCHEDULE TO

TRECORA RESOURCES

(Name of Subject Company (Issuer))

BALMORAL SWAN MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

BALMORAL SWAN PARENT, INC.

(Parent of Offeror)

Table 1 – Transaction Value

	Transaction Valuation(1)	Fee rate	Amount of Filing Fee(2)

Fees to Be Paid	$233,049,519	0.0000927	$21,604

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$233,049,519

Total Fees Due for Filing			$21,604

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$21,604

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (a) 23,756,322 (the “Shares”), of Trecora Resources, a Delaware corporation (“Trecora”), issued and outstanding (including for this purpose vested restricted stock units, vested performance stock units and shares underlying in-the-money stock options) by (b) the offer price of $9.81 per Share. The foregoing share figures have been provided by Trecora and are as of May 11, 2022, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 23, 2021, of $92.70 per million dollars by multiplying the transaction value by 0.0000927.